20010407

NITED STATES
DEXCHANGE COMMISSION
.ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce One Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Jericho Quadrangle, Suite 228
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stepanie Murray 610-465-1419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co., Inc.
(Name – *if individual, state last, first, middle name*)

1225 Franklin Ave., Suite 200	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 10 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Jennings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce One Financial, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA M. SOBEL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SO6100249
Qualified in Nassau County
My Commission Expires October 14, 2023

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE ONE FINANCIAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS
450 Seventh Avenue, New York, NY 10123 (212) 239-3300 Fax (212) 239-4979 www.israeloff.com

Other Office
1225 Franklin Avenue
Garden City, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Commerce One Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Commerce One Financial, Inc. (the Company), as of December 31, 2019, and the related notes. In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Commerce One Financial Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 6 to the financial statements, effective January 1, 2019 the Company adopted ASU 2016-02, and accordingly changed the manner in which it accounts for leases. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of Commerce One Financial, Inc.'s management. Our responsibility is to express an opinion on Commerce One Financial Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Commerce One Financial Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Israeloff, Trattner & Co. P.C.

We have served as Commerce One Financial Inc.'s auditor since 2003.

Garden City, New York
February 14, 2020

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 40,117	
Accounts receivable from clearing organization	75,366	
Property and equipment, at cost, less accumulated depreciation and amortization	250	
Operating Lease Right-of-Use Asset	94,684	
Security deposit	13,957	
TOTAL ASSETS		$ 224,374

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 26,179	
Operating Lease Liability	94,684	
Total Liabilities		$ 120,863
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000	
Additional paid-in-capital	183,180	
Accumulated Deficit	(94,669)	
Total Shareholder's Equity		103,511
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 224,374

See accompanying notes to financial statements.

1. DESCRIPTION OF BUSINESS

Commerce One Financial, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in Jericho, New York and derives revenue mainly in the form of commissions earned from executing trades on behalf of customers on various stock exchanges.

2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
The Company considers cash in bank deposit accounts and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

OPERATING LEASE ASSETS/LIABILITY
The Company adopted ASC Topic 842 on January 1, 2019. Refer to Note 6, Commitments and Contingencies, for more discussion on the adoption of the guidance.

Certain arrangements may contain both lease and non-lease components. The Company determines if an arrangement is, or contains, a lease at contract inception. Only the lease components of these contractual arrangements are subject to the provisions of ASC Topic 842. Any non-lease components are subject to other applicable accounting guidance. We have elected, however, to adopt the optional practical expedient not to separate lease components from non-lease components for accounting purposes. This policy election has been adopted for each of the Company's leased asset classes existing as of the effective date and subject to the transition provisions of ASC Topic 842, will be applied to all new or modified leases executed on or after January 1, 2019. For contractual arrangements executed in subsequent periods involving a new leased asset class, the Company will determine at contract inception whether it will apply the optional practical expedient to the new leased asset class.

Leases are evaluated for classification as operating or finance leases at the commencement date of the lease. Right-of-use assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the lease term. Future lease payments include fixed lease payments as well as variable lease payments that depend upon an index or rate using the index or rate at the commencement date and probable amounts owed under residual value guarantees. The amount of future lease payments may be increased to include additional payments related to lease extension, termination, and/or purchase options when the Company has determined, at or subsequent to lease commencement, generally due to limited asset availability or operating commitments, it is reasonably certain of exercising such options.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

OPERATING LEASE ASSETS/LIABILITY (continued)
The Company uses its incremental borrowing rate or prime rate as the discount rate in determining the present value of future lease payments, unless the interest rate implicit in the lease arrangement is readily determinable. Lease payments that vary based on future usage levels, the nature of leased asset activities, or certain other contingencies, are not included in the measurement of lease right-of-use assets and corresponding liabilities. The Company has elected not to record assets and liabilities on its statement of financial condition for lease arrangements with terms of 12 months or less.

FINANCIAL INSTRUMENTS
The Company's financial instruments include cash, accounts receivable from clearing organization and account payable for which carrying values approximate fair values due to the short maturities of those instruments.

REVENUE RECOGNITION
The Company records securities transactions and related revenue and expenses on a trade-date basis. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

SUBSEQUENT EVENTS
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 14, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

RECEIVABLE FROM CLEARING ORGANIZATION
The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

PROPERTY, EQUIPMENT AND DEPRECIATION
Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES
The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2019.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES (continued)
The shareholder has elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. As such, the Company's income or loss and credits will be passed through to the shareholder and combined with his other personal income and deductions to determine taxable income on his individual tax return. Recently issued guidance by the FASB on Uncertainty in Income Taxes has no effect on the Company's financial statements principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files a U.S. federal income tax return and state income tax return in New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2017 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2019, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2019, the Company was not exposed to such risk.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $89,304, which was $84,304 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .29 to 1.00.

4. RECEIVABLE FROM CLEARING ORGANIZATION

The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required. The Company's clearing agent agreement requires that the Company maintain a collateral deposit of $25,000. The collateral deposit balance as of December 31, 2019 is $25,073 and is included in the receivable.

5. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures, equipment, and leasehold improvements	5-7 years	$ 51,671
Less: Accumulated depreciation and amortization		51,421
Net property and equipment		$ 250

6. COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

The Company is obligated under a non-cancelable operating lease for office space in New York expiring March 31, 2021. At December 31, 2019, the approximate future minimum lease payments under the non-cancelable lease is as follows:

Years ending December 31,	
2020	$ 78,565
2021	20,132
Total	98,697
Less: Imputed interest	(4,013)
Right-of-use asset	$ 94,684

The Company adopted ASC Topic 842 on January 1, 2019. The primary impact of applying ASC Topic 842 was the initial recognition of a $162,925 lease liability and a $162,925 right-of-use asset on the Company's financial statements. There was a cumulative effect on retained earnings or other components of equity recognized as of January 1, 2019 of $16,925 due to the write off of the deferred rent balance at January 1, 2019. As of December 31, 2019, the Company had a lease liability and a right-of-use asset on its statement of financial condition of $94,684.